August 10, 2009

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dominion Fund, Inc., File Nos. 033-49808 and 811-06727

Dear Sir/Madam:

On behalf of Dominion Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, a preliminary proxy statement for the Shepherd Fund, a series of the Company.  The purpose of the shareholder meeting is to elect three directors to the Board of Directors, revise fundamental investment policies and approve independent registered public accountants.

If you have any questions or comments, please contact Robert N. Sobol, Esq., Cipperman & Company LLC at (610) 687-5344.

Very truly yours,

/s/ Cipperman & Company LLC

CIPPERMAN & COMPANY LLC